

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 17, 2007

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

RE: Aceto Corporation
Form 10-K for Fiscal Year Ended June 30, 2006
Filed November 9, 2006
File No. 0-4217

Dear Mr. Roth:

We have reviewed the responses in your letter dated April 11, 2007 and have the following additional comment. We think you should revise your disclosure in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

1. We reviewed your response to comment four from our letter dated March 13, 2007. Please tell us the impact that royalty revenues had on your operating and net earnings for the years presented. To the extent royalty revenues represent a significant portion of your operating and/or net earnings, we would expect you to include a discussion of royalties on your operating results in satisfying the three principal objectives of management's discussion and analysis as noted in SEC Release No. 33-8350 which are:
   - to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;
   - to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
   - to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

In addition, please disclose total royalty revenues for each year presented in the notes to your financial statements. Refer to paragraph 37 of SFAS 131.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief